UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For May 22, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

Loss-of-life incident at Harmony’s Phakisa mine

Johannesburg, Wednesday, 22 May 2024. Harmony deeply regrets to announce that an employee at Phakisa mine, tragically lost his life, following a blasting incident yesterday afternoon.

Family members and colleagues have been informed with the mine’s leadership team providing assistance and support to the family of the deceased.

All blasting operations have been temporarily suspended. The relevant authorities have been informed and the Department of Mineral Resources and Energy, labour representatives and mine management will investigate the cause of the incident.

The safety of our employees remains a priority at Harmony and we endeavour to ensure that all safety protocols are followed at all times. To reinforce this message and raise safety awareness, a company-wide Safety Day was held recently.

For more details contact:

Chipo Morapedi Mrara
Head of Communication and Branding
+27 (0) 60 571 0797 (mobile)

Or

Mashego Mashego
Executive Director: Corporate Affairs
+27 (0) 82 767 1072 (mobile)

22 May 2024

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 22, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director